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                                                                    EXHIBIT 4.5

                                                              November 1, 2000

Ms. Darby S. Macfarlane
Chairperson
Chromatics Color Sciences International, Inc.
5 East 80th Street
New York, New York  10021

Dear  Darby:

                  Reference is made to the letter agreement, dated October 11, 2000, by and between LB I Group Inc. and Chromatics Color Sciences International (the "Letter Agreement"). All capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Letter Agreement. The Purchaser hereby irrevocably agrees to waive any right or claim that it may have to decrease the Conversion Price of the Series 2 Preferred Stock, the Conversion Price of the Series 3 Preferred Stock and the Exercise Price per Warrant Share solely in connection with (i) the issuance to Crescent of the Incentive Warrant (as such term is defined in the Crescent Agreement) and (ii) the issuance to the holders of the Company's outstanding 14% Senior Convertible Debentures, due April 15, 2002, of 200,000 five-year warrants to purchase the Common Stock of the Company, at an exercise price of $1.50 per share, pursuant to the letter agreement, dated October 11, 2000, by and among the Company and such holders.

                                                  Very truly yours,

                                                  LB I GROUP INC.



                                                  By:
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                                                     Name:
                                                     Title: